UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: May 4, 2010
Commission File Number: 1-15060
UBS AG
(Registrant’s Name)
Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐

This Form 6-K consists of the presentation materials related to the First Quarter 2010 Results of UBS AG, which appear immediately following this page.

First Quarter 2010 Results May 4, 2010

Cautionary statement regarding forward-looking statements This presentation contains statements that constitute "forward-looking statements," including but not limited to management's outlook for UBS's financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS's business and future development. While these forward-looking statements represent UBS's judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS's expectations. Additional information about those factors is set forth in documents furnished and filings made by UBS with the US Securities and Exchange Commission, including UBS's financial report for first quarter 2010 and UBS's Annual Report on Form 20-F for the year ended 31 December 2009. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events or otherwise.

1Q10 highlights Pre-tax profit CHF 2.8 billion Net profit CHF 2.2 billion, diluted EPS CHF 0.58 Return on equity 21.0% Good IB results with significant FICC contribution and limited additional risk utilization Improved performance in WM&SB with higher WM gross margins Substantial reduction in net new money outflows Invested assets increased in all asset-gathering business divisions ....on track with our plan to meet medium term goals Tier 1 capital ratio 16.0% and core tier 1 capital ratio 12.5% FINMA leverage ratio 4.1% We are compliant with FINMA's new liquidity requirements Stable balance sheet and risk-weighted assets Profitable in all business divisions...

1Q10 - performance by business division (CHF million) WM&SB WMA Global AM IB CC1 UBS Income 2,879 1,361 521 4,024 356 9,141 Credit loss (expense) / recovery 3 0 112 116 Own credit (247) (247) Total operating income 2,882 1,362 521 3,899 356 9,010 Personnel expenses 1,191 1,069 279 1,993 (11) 4,521 Non-personnel expenses 530 278 106 706 60 1,680 Total operating expenses 1,720 1,347 385 2,699 49 6,200 Pre-tax profit / (loss) 1,161 15 137 1,190 306 2,810 Tax 603 Minorities 6 Discontinued operations 2 Net profit attributable to UBS shareholders 2,202 Diluted EPS (CHF) 0.58 1 Treasury activities and other corporate items

Net profit1 Improvement driven by revenues, particularly in IB, partly offset by higher personnel expenses and tax expense 2,202 (1,083) 179 184 2,915 (1,198) 1,205 4Q09 net profit1 Revenues Personnel expenses Non-personnel expenses Tax Minorities2 / discontinued operations (CHF million) 997 Profit before tax +1,898 1Q10 net profit1 1 Net profit attributable to UBS shareholders 2 Up to CHF 300 million of dividend payments to minorities expected to be triggered in 2Q10

Revenues 6,095 1,669 307 (142) 145 (44) (33) (16) 199 (223) 1,054 9,010 4Q09 5,650 2,302 21 (12) 46 (48) (26) (13) 574 259 257 9,010 Average 2009 FICC Equities IBD WM R&C WMA Global AM CLE Own credit CC1 1Q10 (CHF million) (CHF million) 48% 59% 35% 1Q10 1 Treasury activities and other corporate items 27%

Operating expenses - 1Q10 versus 2009 quarterly average Improved revenue performance led to increased accruals for variable compensation Reduction of non-personnel expenses continued in 1Q10 Items expected to impact 2Q10 UK Bank Payroll Tax of ~ CHF 300 million, mainly in Investment Bank Restructuring charges of ~ CHF 150 million in WM Americas Non-personnel expenses Personnel expenses 508 (120) 4,521 5,812 4,013 1,799 6,200 1,680 7% (CHF million) 2009 average1 1Q10 1 Excluding restructuring charges and Pactual goodwill impairment

Headcount Headcount reduced by a further 940 during 1Q10 1Q10 also reflects the additional allocation of approximately 1,250 Corporate Center staff to the business divisions, mainly related to control functions 1Q10 development (net of CC allocations)1 Overall headcount expected to remain broadly stable in 2010 1Q10 development (as reported) 707 64,293 50 (1,444) 4 (258) 65,233 Dec 09 WM&SB WMA Global AM IB CC Mar 10 (FTE) (940) 65,233 64,293 ~140 ~(420) ~(430) ~(40) ~(190) Dec 09 WM&SB WMA Global AM IB CC Mar 10 (FTE) (940) 1 Based on estimated impact on headcount as of 31 December 2009. Refer to "Accounting and reporting structure changes" section of 1Q10 financial report for more information

Wealth Management & Swiss Bank Global AM - prior split between institutional clients and wholesale intermediary clients is replaced by a split that reflects the division's business lines Investment Bank - detailed breakdown of revenues generated by our sales and trading operations Divisional reporting structure Wealth Management & Swiss Bank Swiss clients Previous reporting structure New reporting structure International WM International clients Wealth Management & Swiss Bank Wealth Management Retail & Corporate Swiss WM Full profit and loss disclosure Supplementary disclosure of revenues and selected key performance indicators

WM&SB - revenues 1Q08 2Q08 3Q08 4Q08 1Q09 2Q09 3Q09 4Q09 1Q10 +4% +3% (7%) 1Q10 vs 4Q09 1Q10 revenue growth reflects early success of strategic initiatives 1,407 1,368 1,324 1,325 1,200 1,186 1,063 1,085 1,013 2,071 1,935 1,811 1,452 1,300 1,228 1,251 1,261 1,302 731 656 577 631 596 523 500 519 540 4,201 3,975 3,692 3,153 2,892 2,914 2,814 2,769 2,882 Interest Fees excl. brokerage Trading & brokerage Other income and CLE

Wealth Management & Swiss Bank

Improved performance – higher quality profits



Retail & Corporate
1Q09
4Q09
1Q10
(CHF million)
989
442
968
435
978
465
Operating income
Pre-tax profit

- Increased fee income more than offset by continued interest margin pressure
- Credit loss recovery of CHF 2 million compared with expense of CHF 51 million in prior quarter
- Significant G&A expense reduction



Wealth Management
1Q09
4Q09
1Q10
(CHF million)
1,903
636
1,800
674
1,904
696
Operating income
Pre-tax profit

- Improved performance with higher gross margins
- Expenses reflect more normalized accrual level for variable compensation
- Substantial reduction in net new money outflows

10

Wealth Management - gross margins1 Pricing: Greater pricing discipline and price increases for selected services Mandates: Higher mandate penetration on solid investment performance and successful launch of new offerings Brokerage and core advisory: Better client engagement and increased confidence Lending: Improved market sentiment and risk appetite resulted in increase in Lombard lending 1Q08 2Q08 3Q08 4Q08 1Q09 2Q09 3Q09 4Q09 1Q10 Recurring 101 102 97 95 97 93 88 88 93 Non-recurring 24 23 22 23 23 24 21 24 26 0 0 0 0 0 0 0 0 0 1Q08 2Q08 3Q08 4Q08 1Q09 2Q09 3Q09 4Q09 1Q10 One-offs approx. +2 bps Pricing Change in asset mix due to outflows Gross margin 1Q10 vs. 4Q09 Mandates Lending Brokerage and core advisory 1 Gross margin excludes valuation adjustments on a property fund of CHF 28 million in 1Q10, CHF 88 million in 4Q09, CHF 31 million in 3Q09, CHF 13 million in 2Q09, CHF 23 million in 1Q09 and CHF 9 million in 4Q08 (bps) Recovery in gross margin supported by strategic initiatives

WM&SB - net new money Continued net inflows in Asia Pacific region NNM turned positive in the UHNW segment NNM in Europe remained negative but at a significantly lower level and a number of locations recorded net inflows Outflows related to client advisor attrition still a drag Continued focus on attracting profitable NNM (CHF billion) 93 120 (107) (90) 2006 2007 2008 2009 (8.2) 1Q10 (17.5) (6.4) (5.0) (1.8) (22.5) (8.2) 2009 quarterly average 1Q10 Outflows related to consumption, CA attrition, price competition etc Special effects including Italian tax amnesty, exit businesses etc

Wealth Management - client advisors and invested assets 1Q10 decrease in client advisors mainly reflects 2009 re-sizing actions, slight net decline expected in 2Q10 Invested assets per client advisor increased to CHF 200 million 1Q08 2Q08 3Q08 4Q08 1Q09 2Q09 3Q09 4Q09 1Q10 1,084 1,095 1,035 833 810 833 847 825 827 5,647 5,648 5,618 5,435 5,066 4,744 4,286 4,138 4,493 192 194 184 153 160 176 189 192 200 Invested assets (CHF billion) Client advisors (FTE) IA per CA (CHF million) Hiring initiatives expected to lead to increasing client advisors in 2H10 >1,000 ~4,700 Medium term target

Wealth Management Americas

Business stabilizing under new leadership team



1Q09
4Q09
1Q10
1,409
1,395
1,362
178
15
(35)
(CHF million)
Operating income
Pre-tax profit

'Same store'[1] NNM



1Q09
2Q09
3Q09
4Q09
1Q10

1 Financial advisors with UBS for more than 12 months

- 1Q10 pre-tax result impacted by
  - Introduction of financial advisor loyalty programs
  - Additional allocation of Corporate Center costs of ~ CHF 25 million
  - Restructuring charges of CHF 21 million
- NNM outflows decreased to CHF 7.2 billion from CHF 12 billion
- First quarter with positive 'same store'[1] NNM since 1Q08
- Financial advisors at 6,867 down 3% from 4Q09
- Highest assets per FA amongst major competitors
- Restructuring charges of ~ CHF 150 million expected in 2Q10, primarily real estate-related

Aiming to be the 'best' rather than the 'biggest' wealth manager

14

Global Asset Management Continued strong investment performance NNM outflows decreased significantly to CHF 2.6 billion CHF 2.1 billion inflows from third parties CHF 4.7 billion outflows from WM channels Both net management fees and performance fees declined slightly Expenses include additional allocation of shared services costs Operating income 1Q09 4Q09 1Q10 (CHF million) Pre-tax profit 502 537 521 284 137 (59) By line of business (new disclosure) Invested assets (CHF bn) Traditional investments 325 26 (1.0) 513 Alternative and quantitative investments 92 94 (2.4) 38 Global real estate 48 50 0.7 38 Infrastructure 3 109 0.1 1 Total 36 (2.6) 590 Fund services 53 51 Total operating income 521 1 Gross margin on assets under administration Gross margin (bps) Operating income (CHF m) Net new money (CHF bn)

Investment Bank - summary (CHF million) 1Q09 4Q09 1Q10 Investment banking 304 746 604 Equities 1,371 948 1,255 FICC (1,970) 496 2,165 Total income (295) 2,191 4,024 Credit loss (1,017) (70) 112 Total income incl. CLE (1,312) 2,121 4,136 Own credit 651 (24) (247) Total operating income (661) 2,097 3,889 Personnel expenses 1,241 1,020 1,993 Non-personnel expenses 1,260 780 706 Total operating expenses 2,501 1,800 2,699 Pre-tax profit / (loss) (3,162) 297 1,190 Risk-weighted assets (CHF billion) 184 122 RoRWAs (%, YTD annualized) 0.7 3.1 125 12.2 Good results with significant contribution from FICC on track with our plan to meet medium term goals Revenues: IBD: increased rank and market share on lower fee pool Equities: improved revenues and maintained market share1 FICC: strong contribution from credit sales and trading operations Pre-tax profit increased to CHF 1.2 billion Cost / income ratio improved to 71.5% from 83.1% in 4Q09 Personnel expenses reflect more normalized accrual level for variable compensation compared with 4Q09 Significant improvement in return on RWAs on increased trading velocity 1 UBS estimates of cash equities trading volumes and exchanges market share

Equities revenues (CHF million) Revenues increased 32% from 4Q09, even as lack of market activity held back client franchise revenues Cash revenues increased on higher commission income and stronger trading revenues Derivatives revenues increased on strong trading performance and increased client flow; up in all regions Prime services broadly flat Prime brokerage revenues were down as further spread compression offset client balance increase ETD revenues increased on higher trading volumes Increased revenues and maintained market share1 537 406 484 529 302 491 217 233 231 88 49 >1,750 1,255 948 1,371 1Q09 4Q09 1Q10 Medium term target Other Prime services Derivatives Cash 7 1 UBS estimates of cash equities trading volumes and exchanges market share

FICC revenues

Good performance driven by Credit turnaround



(CHF million)
2,165
>2,000
250
241
752
922
496
77
37
468
(86)
(1,970)
1Q09[1]
4Q09
1Q10
Medium term target
Other
Emerging markets
Credit
Macro

- Good quarter with diversified revenues
- Credit's successful turnaround continued with a good result due to strong trading activity and high flows in all regions
- Macro revenues increased significantly on higher volumes, despite spread compression and low volatility in the currency and interest rate markets
- Emerging markets revenues improved significantly from 4Q09 in all regions
- Positive contribution of CHF 0.3 billion from monoline CVA

1 Revenues on a sector split basis in 1Q09 were not meaningful

18

Investment banking revenues (CHF million) Advisory revenues impacted by the subdued volumes in 2009 Equity revenues declined on 4Q09 despite strong performance in the Americas FICC revenues increased on higher volumes from sovereign issuances Global fee pool down 29% on 4Q09 Overall UBS fee based market share1 improved over 4Q09 (4.3% from 3.9%), gained market share in all products (other than ECM) and in both EMEA and the Americas M&A: 5.4% (4.2%) ECM: 4.2% (4.4%) DCM: 5.1% (3.7%) improved rank to 5th from 10th despite reduction of loan book 1 Source: Dealogic as of April 30th 2009 Gained market share on seasonally low fee pool 215 233 208 264 405 262 218 185 213 (393) (76) >1,000 604 746 304 (78) 1Q09 4Q09 1Q10 Medium term target Other FICC Equity Advisory

Capital position Tier 1 capital ratio 16.0% Core tier 1 capital ratio improved to 12.5% Risk-weighted assets increased slightly by CHF 3 billion to CHF 209 billion FINMA leverage ratio improved to 4.1% CHF 1.6 billion net capital accretion from 1Q10 profits 25.8 21.5 25.1 24.2 24.6 26.2 7.4 7.7 7.5 7.4 7.2 7.2 11.0% 10.5% 13.2% 15.0% 15.4% 16.0% 12.5% 11.9% 11.5% 10.1% 7.7% 8.5% 4Q08 1Q09 2Q09 3Q09 4Q09 1Q10 Core tier 1 capital Hybrid tier 1 capital Core tier 1 ratio (%) Tier 1 ratio (%) 33.2 29.2 32.6 31.6 31.8 33.4 (CHF billion)

Appendix

Invested assets Wealth Management Wealth Management Americas Global Asset Management Retail & Corporate (8) (8) 825 17 827 Dec 09 NNM Market FX / Other Mar 10 (CHF billion) 0% 136 2 135 (1) (0) Dec 09 NNM Market FX / Other Mar 10 (CHF billion) 13 (7) 714 690 19 Dec 09 NNM Market FX / Other Mar 10 (CHF billion) 8 2 (3) 590 583 Dec 09 NNM Market FX / Other Mar 10 (CHF billion) 1% 3% 1%

Global AM - net new money 1Q09 2Q09 3Q09 4Q09 1Q10 1Q08 2Q08 3Q08 4Q08 (9.6) (8.4) (21.0) (16.7) (6.6) (1.2) (3.8) 1.0 (6.9) (16.1) (13.4) (10.9) (6.6) (10.6) (8.8) (7.2) (3.6) (1.1) Institutional Wholesale (16.1) (25.2) (30.5) (17.1) (3.2) (15.9) (8.3) (13.2) (1.0) (1.4) 0.1 (3.7) (9.8) (4.7) (1.2) (1.7) 0.9 (2.4) Traditional investments A&Q Global real estate and infrastructure (16.5) (24.5) (34.4) (27.6) (7.7) (17.1) (10.0) (11.0) (2.6) (CHF billion) (CHF billion)

Tier 1 capital BIS RWA Tier 1 ratio Total capital Total ratio Regulatory capital CHF billion 31.12.09 Net P&L attributable to shareholders Own credit MCN coupon accrual Tier 1 deductions (mainly sec exposures) Risk increase Tier 2 deductions (mainly sec exposures) FX impact lower tier 2 31.3.10 31.8 2.2 0.2 (0.2) (0.6) 33.4 206.5 2.6 209.1 15.4% 16.0% 19.8% 20.0% 40.9 2.2 0.2 (0.2) (0.6) (0.6) (0.1) 41.8 CHF 1.6 billion net capital accretion from 1Q10 profits

Balance sheet development: 2Q07 - 1Q10 1 Including financial liabilities designated at fair value 2 Percentages based on total balance sheet size excluding negative replacement values 408 2Q07 4Q08 4Q09 Positive RVs Other assets Trading portfolio Collateral trading Lending Negative RVs Banks Trading liabilities Long-term debt1,2 Short-term debt Issued Collateral trading Equity & other liabilities Customer deposits2 (CHF billion) Total B/S size Total excl. PRVs Total excl. NRVs Total B/S size Assets Liabilities and equity 450 385 775 348 180 958 312 232 2,542 2,015 1,341 2,207 1,161 919 403 188 229 1,356 938 44% 19% 42% 21% 44% 2,199 1,163 931 12% 21% 16% 27% 44% 40% 2,542 2,015 1,341 21% 947 21% 43% 1,356 1Q10 (CHF billion)

Asset funding - 31 March 2010 (CHF billion) Assets Liabilities and equity Cash, balances with central banks and due from banks 87 Loans 306 Trading portfolio assets 229 Cash collateral on securities borrowed and reverse repurchase agreements 188 Other assets (incl. net RVs) 60 Due to banks 70 Customer deposits 411 Demand deposits 191 Fiduciary deposits 39 Time deposits 79 Retail savings / deposits 102 Trading portfolio liabilities 53 Money market paper issued 49 Total equity 50 Other liabilities 40 134% coverage CHF 110 billion surplus Cash collateral on securities lent and repurchase agreements 78 Financial investments available- for-sale 77 Bonds and notes issued 196 Financial liabilities designated at fair value1 115 Held at amortized cost 82 1 Including compound debt instruments - OTC CHF 105 billion surplus

Exposure[1] to monoline insurers, by rating

USD billion	Notional amount[3]	Fair value of underlying assets	Fair value of CDSs[4] prior to CVA	Credit valuation adjustment as of 31.3.10	Fair value of CDSs after CVA
Credit protection on US sub-prime RMBS CDOs[2]	**2.3**	**0.5**	**1.9**	**1.4**	**0.5**
of which: from monolines rated investment grade (BBB and above)	0.0	0.0	0.0	0.0	0.0
of which: from monolines rated sub-investment grade (BB and below)	2.3	0.5	1.9	1.4	0.5
Credit protection on other assets[2]	**11.6**	**8.7[5]**	**2.8**	**1.1**	**1.8**
of which: from monolines rated investment grade (BBB and above)	2.3	1.9	0.4	0.1	0.3
of which: from monolines rated sub-investment grade (BB and below)	9.2	6.8	2.4	1.0	1.4
Total 31.3.10	**13.9**	**9.2**	**4.7**	**2.5**	**2.2**
Total 31.12.09	**14.2**	**9.1**	**5.1**	**2.8**	**2.3**

1 Excludes the benefit of credit protection purchased from unrelated third parties
2 Categorization based on the lowest insurance financial strength rating assigned by external rating agencies
3 Represents gross notional amount of credit default swaps (CDSs) purchased as credit protection
4 Credit default swaps (CDSs)
5 Includes USD 5.7 billion (CHF 6.0 billion) at fair value / USD 5.8 billion (CHF 6.1 billion) at carrying value of assets that were reclassified to "Loans and receivables" from "Held for trading" in fourth quarter 2008. Refer to "Note 12 Reclassification of financial assets" in the "Financial information" section of the 1Q10 quarterly report for more information

28

Student loan auction rate securities USD million US student loan auction rate securities Carrying value as of 31.12.09 10,347 1 Includes USD 6.6 billion (CHF 6.9 billion) at carrying value of student loan ARS that were reclassified to "Loans and receivables" from "Held for trading" in fourth quarter 2008. Refer to "Note 12 Reclassification of financial assets" in the "Financial information" section of the 1Q10 quarterly report for more information Carrying value as of 31.3.10 9,275 1 Inventory US student loan auction rate securities Holdings of institutional clients 6,829 Par value of maximum required purchase as of 31.3.10 6,907 Client holdings USD million Par value of maximum required purchase as of 31.12.09 7,817 Remaining un- purchased holdings of private clients 78 Buyback period Period ends 4.1.11 30.6.10 to 2.7.12

Reclassified assets 31.3.10, CHF billion Monoline protected assets1 US student loan and municipal auction rate securities US reference linked notes CMBS/CRE (excl. interest-only strips) Leveraged finance 6.3 7.3 0.9 1.3 0.6 1.0 Ratio of carrying to notional value 87% 89% 85% 83% 35% 84% Carrying value 6.2 7.1 0.9 1.2 0.7 0.9 Fair value 7.3 8.2 1.0 1.6 1.8 1.2 Notional value Other assets 1 Includes CDOs (notional value of approximately CHF 0.25 billion; fair value and carrying value of approximately CHF 0.17 billion) which are no longer hedged by CDS with monoline insurers following the commutation of these CDS trades in prior periods CMBS interest-only strips Total (excl. CMBS interest-only strips) 0.8 17.4 18.2 83% 0.8 17.0 17.8 21.0 Total reclassified assets 21.0

     This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Numbers 33-153882; 333-156695; and 333-156695-01 to -17) and Form S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212; 333-49210; 333-103956; 333-127180; 333-127182; 333-127183; 333-127184; 333-162798; 333-162799; and 333-162800) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG
By:	/s/ Louis Eber
	Name:	Louis Eber
	Title	Group Managing Director

By:	/s/ Sarah M. Starkweather
	Name:	Sarah M. Starkweather
	Title	Director

Date:  May 4, 2010